Frank Martire

212-801-6857

martiref@gtlaw.com

April 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Nicholas P. Panos, Senior Special Counsel

                 Office of Mergers & Acquisitions

Re:	Cogentix Medical, Inc. Amendment No. 2 to Preliminary Proxy Statement filed on Schedule 14A PRRN14A filing made on April 18th, 2016 by Lewis C. Pell File Number: 000-20970

Dear Mr. Panos:

On behalf of Lewis C. Pell (“Mr. Pell” or the “Filing Person”), we are responding to your letter dated April 19, 2016 (the “SEC Comment Letter”) in connection with Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on April 18, 2016 (the “Preliminary Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Mr. Pell is filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Attached please also find a blackline of the revised Proxy Statement marked against the Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

PRRN14A filing made on April 18, 2016

1.	A marked copy of the above-captioned filing was not made on the U.S. Securities and Exchange Commission’s EDGAR filing system. Please ensure that such a filing is formally made on EDGAR, or advise. Refer to Rule 14a-6(h).

Response:

Such a filing has been formally made on EDGAR.

Mr. Nicholas P. Panos

April 20, 2016

Proposal 1 | By-Law and Charter Amendments

2.	Because Proposal 1 purports to amend the Charter without any consideration, action or resolution of the registrant’s board of directors, please advise us, with a view toward revised disclosure, whether or not the proposal is improper and illegal under §242(b) of the General Corporation Law of the State of Delaware to which the registrant is subject. To the extent that this provision requires every lawful amendment to the registrant’s charter to first be adopted by a board of directors that also declares its advisability before it may be considered by stockholders at a special or annual meeting, please revise. Refer to Rule 14a-9.

Response:

Please see the revised disclosure on page 7 of the Revised Proxy Statement.

Proposal No. 4 – Proposal to Repeal any Action Taken by the Board …

3.	Please revise to clarify how Proposal 4 may be “binding” in the context described in (ii) given that the current explanation implies the Board did not adopt the proposal.

Response:

Please see the revised disclosure on page 12 of the Revised Proxy Statement.

4.	Please revise to explicitly state that Proposal No. 4 is non-binding.

Response:

Please see the revised disclosure on page 12 of the Revised Proxy Statement.

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If you should have any questions about this letter or require any further information, please call me at (212) 801-6857.

Sincerely,

/s/ Frank Martire, Esq.
Frank Martire, Esq.

cc:	Hal Shaftel, Esq. Alex Shoaff, Esq.